As filed with the Securities and Exchange Commission on June 16, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BRIGHAM EXPLORATION COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-2692967 (I.R.S. Employer Identification No.)

6300 Bridge Point Parkway, Building 2, Suite 500 Austin, Texas (Address of Principal Executive Offices)	78730 (Zip Code)

Brigham Exploration Company 1997 Director Stock Option Plan
(Full title of the plan)

Ben M. Brigham	Copy to:
President, Chief Executive Officer and Chairman of the Board Brigham Exploration Company 6300 Bridge Point Parkway, Building 2, Suite 500 Austin, Texas 78730 (Name and address of agent for service)	Joe Dannenmaier Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700

(512) 427-3300 (Telephone number, including area code, of agent for service)
CALCULATION OF REGISTRATION FEE

Proposed
Title of	Amount	Proposed	maximum
securities to	to be	maximum offering	aggregate	Amount of
be registered	registered	price per share (1)	offering price (1)	registration fee
Common Stock, par value $.01 per share	429,800 shares (2)	$7.00	$3,008,600	$321.92

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 (the “Securities Act”) and based on the average of the high and low prices of the common stock reported on the Nasdaq National Stock Market on June 13, 2006.

(2)	Pursuant to Rule 416, shares issuable upon any stock split, stock dividend or similar transaction with respect to these shares are also being registered hereunder.

EXPLANATORY NOTE
     We prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register an aggregate of 422,800 shares of our common stock which may be issued pursuant to our 1997 Director Stock Option Plan, or the Plan.
     This Registration Statement also constitutes a “reoffer” prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 and Part I to Form S-3. This prospectus may be utilized by certain participants under the Plan to cover reoffers and resales of the 7,000 shares of common stock received as a result of the exercise of stock options granted under, the Plan. This Registration Statement also contains the information required pursuant to Part II of Form S-8.
     The document(s) containing the information specified in Part I of Form S-8 (plan information and registrant information) will be sent or given to plan participants as specified by Rule 428(b)(1) under the Securities Act. In accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8, these documents are not being filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
PART I
ITEM 1. PLAN INFORMATION.
          The document(s) containing the information specified in Part I of this Form S-8 will be sent or given to Plan participants as specified by Rule 428(b)(1) under the Securities Act. Such documents are not being filed with the Securities and Exchange Commission, but constitute, along with the documents incorporated by reference into this Registration Statement, a prospectus that meets the requirements of Section 10(a) of the Securities Act.
ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.
          The Company will furnish without charge to each person to whom the prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in Item 3 of Part II of this Form S-8, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated). Those documents are incorporated by reference in the Section 10(a) prospectus. Requests must be made to Brigham Exploration Company, General Counsel, 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730, (512) 427-3300.
Note: The re-offer prospectus referred to in the Explanatory Note follows this page.

BRIGHAM EXPLORATION COMPANY
PROSPECTUS
     This prospectus relates to the reoffer and resale from time to time by certain of our stockholders identified herein under the heading “Selling Stockholders” of up to 7,000 shares of our common stock issued upon the exercise of outstanding options granted to such selling stockholders pursuant to Plan. See “Selling Stockholders.”
     The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares covered by this prospectus.
     Our common stock is quoted on the Nasdaq National Market under the trading symbol “BEXP.” On June 14, 2006, the last reported closing price of our common stock was $6.98 per share on the Nasdaq National Market.
     The common stock offered pursuant to this prospectus involves a high degree of risk. For more information, please see the section of this prospectus titled “Risk Factors,” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 16, 2006

     Unless the context otherwise requires or otherwise specifies, references in this prospectus to “Brigham,” “we,” “our,” and “us” refer to Brigham Exploration Company, unless otherwise indicated.
     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in, or incorporated by reference in, this prospectus is accurate only as of the date of this prospectus, or the date of the document in which it appears, regardless of the time of delivery of this prospectus or of any sale of common stock.

ABOUT US
     We are an independent exploration, development and production company that utilizes 3-D seismic imaging and other advanced technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. We focus our activities in provinces where we believe 3-D seismic technology can be used effectively to maximize our return on invested capital by reducing drilling risk. Our exploration and development activities are concentrated in three provinces: the onshore Texas Gulf Coast, the Anadarko Basin and West Texas.
     We are incorporated in the state of Delaware. Our executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730 and our telephone number is (512) 427-3300. Information contained on our website, www.bexp3d.com, is not part of this prospectus.

RISK FACTORS
     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus. Each of these risk factors could adversely affect our business, operating results and financial condition.
Risks Relating to the Exchange Notes
Holders of outstanding notes who fail to properly tender them may be unable to resell them.
     If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. In addition, if you tender your outstanding notes for the purpose of participation in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.
Our level of indebtedness may adversely affect our cash available for operations, which would limit our growth, our ability to make interest and principal payments on our indebtedness as they become due and our flexibility to respond to market changes.
     At March 31, 2006, we had indebtedness of $44.3 million outstanding under our senior credit agreement and $30 million outstanding under our subordinated credit agreement. After we used the net proceeds from the Notes offering to repay the amounts outstanding under our senior and subordinated credit agreements, we had $125 million in outstanding indebtedness, as well as $50 million of borrowing capacity available to us for borrowing under our $200 million senior credit agreement. Our level of indebtedness has several important effects on our operations, including those listed below.
•	It may make it more difficult for us to satisfy our obligations with respect to the exchange notes.

•	We will dedicate a portion of our cash flow from operations to the payment of interest on our indebtedness and to the payment of our other current obligations and will not have these cash flows available for other purposes.

•	Our senior credit agreement and the indenture governing the exchange notes will limit our ability to borrow additional funds or dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions.

•	Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

•	We may be more vulnerable to economic downturns and our ability to withstand sustained declines in oil and natural gas prices may be impaired.

•	Our flexibility in planning for or reacting to changes in market conditions may be limited.

•	It may place us at a competitive disadvantage compared to our competitors that have less debt.
     We may incur additional debt in order to fund our exploration and development activities. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and natural gas prices and financial, business and other factors will affect our operations and our future performance. Many of these factors are beyond our control and we may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings and equity financing may not be available to pay or refinance such debt.
     In addition, under the terms of our senior credit agreement, the borrowing base is subject to at least semi-annual redeterminations based in part on prevailing oil and natural gas prices. In the event the amount that we have borrowed under our senior credit agreement exceeds the redetermined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell assets at unfavorable prices.
Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial leverage.
     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes will not, and our senior credit agreement does not, prohibit us or our subsidiaries from doing so. In addition to the liens granted under our senior credit agreement, the indenture governing the exchange notes will allow us to grant liens on all of our other assets to secure indebtedness outstanding under the senior secured credit agreement and certain additional other debt without ratably securing the exchange notes. Our senior credit agreement provides for total revolving credit borrowings up to $200 million (which borrowings are limited by a borrowing base that is subject to re-determination at least semi-annually and is currently set at $50 million) and all of those borrowings would be effectively senior to the exchange notes and to the subsidiary guarantees thereof to the extent of the value of the assets securing such indebtedness. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and we may not be able to meet all our debt obligations, including the repayment of the exchange notes, in whole or in part.
To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
     Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit agreement or otherwise in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before the maturity thereof. Any future borrowings under our senior credit agreement will mature in June 2010. As a result, we may be required to refinance any indebtedness then outstanding under our senior credit agreement prior to the maturity of the exchange notes. We may not be able to obtain such financing on commercially reasonable terms or at all. If we are unable to generate sufficiently material cash flow to refinance our debt obligations, including the exchange notes, on favorable terms, it could have a significant adverse effect on our financial condition and on our ability to pay principal and interest on the exchange notes.
     In addition, if for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior credit agreement could elect to declare all amounts then outstanding under the senior credit agreement immediately due and payable, and the lenders would not be obligated to continue to advance funds under our senior credit agreement. In addition, if such a default were to occur, the exchange notes would become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to the banks or to our debt holders, including holders of exchange notes.

Your right to receive payments on the exchange notes is effectively subordinated to the rights of our and the guarantors’ existing and future secured creditors.
     Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. Notably, we and the guarantors are parties to our senior credit agreement, which is secured by liens on substantially all of our assets and the assets of the guarantors. The exchange notes will be effectively subordinated to any secured indebtedness incurred under the senior credit agreement. In the event of any distribution or payment of our or any guarantor’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our or the guarantor’s assets that constitute their collateral. Holders of exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such exchange notes, and potentially with all of our or any guarantor’s other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.
     Up to $50 million of secured indebtedness will be available to be borrowed under the borrowing base under our senior credit agreement. In addition, we will be permitted to borrow secured indebtedness in the future under the terms of the indenture. See “Description of Exchange Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock” and — “Liens.”
The exchange notes will be effectively subordinated to the debt of our non-guarantor subsidiaries, if any.
     The exchange notes will be fully and unconditionally guaranteed on a senior unsecured basis by our existing operating subsidiaries, as well as all of our future domestic subsidiaries. However, they will not be guaranteed by any of our future subsidiaries outside the United States unless, subject to certain limited exceptions, these subsidiaries guarantee our other domestic indebtedness. In addition, on the issue date of the exchange notes, two of our wholly owned subsidiaries (referred to herein as the “limited partners”), which together own approximately 99% limited partnership interests in Brigham Oil & Gas, L.P., our primary operating subsidiary, will not be guarantors of the exchange notes. As of the date of this prospectus, the limited partners do not conduct any business or operations and hold no properties other than the limited partnership interests in Brigham Oil & Gas, L.P. and other minor miscellaneous assets. Under the indenture governing the exchange notes, the limited partners will be required to guarantee the exchange notes after the issue date if they ever (i) hold properties in excess of $1 million, (ii) incur debt in excess of $1 million, or (iii) guarantee any of our or our subsidiaries’ indebtedness. See “Description of Exchange notes — Certain Covenants — Restrictions on Limited Partners.” The indenture also provides that the exchange notes may not be guaranteed by certain subsidiaries with minimal net worth. The exchange notes will be effectively subordinated to all debt and other liabilities, including trade payables of any subsidiaries that do not guarantee the exchange notes.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.
     Any default under the agreements governing our indebtedness, including a default under our senior credit agreement that is not waived by the required lenders, and the remedies sought by the holders of any such indebtedness, could make us unable to pay principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior credit agreement), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior credit agreement could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior credit agreement to avoid being in default. If we breach our covenants under our senior credit agreement and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit agreement, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.
The indenture governing the exchange notes will impose, and our senior credit agreement imposes, significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.
     The indenture governing the exchange notes will contain, and our senior credit agreements contains, customary restrictions on our activities, including covenants that restrict our and our subsidiaries’ ability to:
•	incur additional debt;

•	pay dividends on, or redeem or repurchase stock;

•	create liens;

•	make specified types of investments;

•	apply net proceeds from certain asset sales;

•	engage in transactions with our affiliates;

•	engage in sale and leaseback transactions;

•	merge or consolidate;

•	restrict dividends or other payments from subsidiaries;

•	sell equity interests of subsidiaries; and

•	sell, assign, transfer, lease, convey or dispose of assets.
     Our senior credit agreement also requires us to meet a minimum current ratio and a minimum interest coverage ratio. We may not be able to maintain these ratios, and if we fail to be in compliance with these tests, we will not be able to borrow funds under our senior credit agreement which would make it difficult for us to operate our business.
     The restrictions in the indenture governing the exchange notes and our senior credit agreement may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.
     The breach of any of these covenants and restrictions could result in a default under the indenture governing the exchange notes or under our senior credit agreement. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay debt, lenders having secured obligations, such as the lenders under our senior credit agreement, could proceed against the collateral securing the debt. Because the indenture governing the exchange notes and our senior credit agreement have customary cross-default provisions, if the indebtedness under the exchange notes or under our senior credit agreements or any of our other facilities is accelerated, we may be unable to repay or finance the amounts due.
     We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the exchange notes.
     Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase, unless all exchange notes have been previously called for redemption. The holders of other debt securities that we may issue in the future, which rank equally in right of payment with the exchange notes, may also have this right. Our failure to purchase tendered exchange notes would constitute an event of default under the indenture governing the exchange notes, which in turn, would constitute a default under our senior credit agreement. In addition, the occurrence of a change of control would also constitute an event of default under our senior credit agreement. A default under our senior credit agreement would result in a default under the indenture if the lenders accelerate the debt under our senior credit agreement.

     Therefore, it is possible that we may not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes. Moreover, our senior credit agreement restricts, and any future indebtedness we incur may restrict, our ability to repurchase the exchange notes, including following a change of control event. As a result, following a change of control event, we would not be able to repurchase exchange notes unless we first repay all indebtedness outstanding under our senior credit agreement and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the exchange notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding exchange notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.
     In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.
Your ability to transfer the exchange notes may be limited by the absence of an active trading market and there is no assurance that any active trading market will develop for the exchange notes.
     The exchange notes are a new issue of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or included on any automated dealer quotation system, although we expect that they will eligible for trading in The PORTAL Market. We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes.
Federal and state statutes allow courts, under specific circumstances, to void the guarantees and require noteholders to return payments received from the guarantors.
     Creditors are protected by fraudulent conveyance laws which differ among various jurisdictions, and these laws may apply to the issuance of the guarantees by our subsidiary guarantors. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee may be voided by a court, or subordinated to the claims of other creditors, if, among other things:
•	the indebtedness evidenced by such guarantee was incurred by a subsidiary guarantor with actual intent to hinder, delay or defraud any present or future creditor of such subsidiary guarantor; or

•	such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the guarantee, and the applicable subsidiary guarantor
•	was insolvent, or was rendered insolvent by reason of issuing the applicable guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the applicable subsidiary guarantor constituted unreasonably small capital; or

•	intended to incur, or believed that we or it would incur, indebtedness beyond our or its ability to pay such debts as they matured.
     In addition, any payment by such subsidiary guarantor pursuant to any guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor. A legal challenge to a guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by us or the subsidiary guarantors as a result of our issuance of the guarantees. To the extent a subsidiary’s guarantee of the exchange notes is avoided as a result of fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim in respect of that guarantee and would be creditors solely of ours.
     Because all of our significant assets are held by our guarantor subsidiaries, the stake of a guarantee being voided under fraudulent transfer laws is higher. In addition, any future guarantees provided under the indenture governing the exchange notes have a greater risk of being voided. Moreover, the borrower under our senior credit agreement is Brigham Oil & Gas, L.P., our primary operating subsidiary and guarantor of the exchange notes. In the event Brigham Oil & Gas, L.P.’s guarantee of the exchange notes is avoided or held unenforceable, the exchange notes would be effectively subordinated to any then outstanding borrowings under our senior credit agreement, which would be paid in full prior to amounts due on the exchange notes in the event of any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding with respect to Brigham Oil & Gas, L.P.
     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
Risks Relating to Our Company and Our Industry
Oil and natural gas prices are volatile and a substantial reduction in these prices could adversely affect our results and the price of our common stock.
     Our revenues, operating results and future rate of growth depend highly upon the prices we receive for our oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The NYMEX daily settlement price for the prompt month natural gas contract in 2004 ranged from a high of $8.14 per MMBtu to a low of $4.40 per MMBtu. In 2005, the same index ranged from a high of $15.38 per MMBtu to a low of $5.79 per MMBtu. The NYMEX daily settlement price for the prompt month oil contract in 2004 ranged from a high of $56.17 per barrel to a low of $32.48 per barrel. In 2005, the same index ranged from a high of $69.81 per barrel to a low of $42.12 per barrel. The markets and prices for oil and natural gas depend on factors beyond our control. These factors include demand for oil and natural gas, which fluctuate with changes in market and economic conditions and other factors, including:
•	worldwide and domestic supplies of oil and natural gas;

•	actions taken by foreign oil and natural gas producing nations;

•	political conditions and events (including instability or armed conflict) in oil-producing or natural gas- producing regions;

•	the level of global oil and natural gas inventories;

•	the price and level of foreign imports;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes; and

•	the overall economic environment.
     Significant declines in oil and natural gas prices for an extended period may have the following effects on our business:
•	limit our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow;

•	reduce the carrying value of our oil and natural gas properties; and

•	limit our access to sources of capital, such as equity and long-term debt.

We may have difficulty financing our planned capital expenditures, which could adversely affect our business.
     We make and will continue to make substantial capital expenditures in our exploration and development projects. Without additional capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to secure additional financing on reasonable terms or at all and financing may not continue to be available to us under our existing or new financing arrangements. If additional capital resources are not available, we may be forced to curtail our exploration and development activities and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operation. In addition, we have a limited number of shares of authorized but unissued common stock available at this time. While we are in the process of seeking approval from our stockholders to increase our number of shares of authorized common stock, unless and until such change is approved, we would not have a sufficient number of shares of authorized common stock to raise a substantial amount of proceeds to us in any subsequent public or private equity offering.
Our exploration, development and drilling efforts and the operation of our wells may not be profitable or achieve our targeted returns.
     We require significant amounts of undeveloped leasehold acreage in order to further our exploration and development efforts. Exploration and development activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon our initial investments. Additionally, we cannot guarantee that the leasehold acreage we acquire will be profitably developed, that new wells we drill will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are completed but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results is dependent upon the current and future market prices for oil and natural gas and our ability to economically add and produce reserves. We rely to a significant extent on 3-D seismic data and other advanced technologies to identify leasehold acreage prospects and conduct our exploration activities. The 3-D seismic data and other technologies we use do not allow us to know conclusively prior to the acquisition of leasehold acreage or the drilling of a well whether oil or natural gas is present or may be produced economically. The use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies.
     In addition, we may not be successful in implementing our business strategy of controlling and reducing the costs associated with drilling to find new reserves and with producing our existing reserves in order to improve our overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. We cannot predict the cost of drilling, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:
•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.
Exploratory drilling is a speculative activity that may not result in commercially productive reserves and may require expenditures in excess of budgeted amounts.
     Our future rate of growth greatly depends on the success of our exploratory drilling program. Exploratory drilling involves a higher degree of risk that we will not encounter commercially productive oil or natural gas reservoirs than development drilling. We may not be successful in our future drilling activities because even with the use of 3-D seismic and other advanced technologies, exploratory drilling is a speculative activity.

Although our oil and natural gas reserve data is independently estimated, these estimates may still prove to be inaccurate.
     Our proved reserve estimates are generated each year by Cawley, Gillespie & Associates, Inc., an independent petroleum consulting firm. In conducting its evaluation, the engineers and geologists of Cawley, Gillespie & Associates, Inc. evaluate our properties and independently develop estimates of our proved reserves. There are numerous uncertainties and risks that are inherent in estimating quantities of oil and natural gas reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. Many factors and assumptions are incorporated into the estimates of our proved reserves including:
•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and natural gas prices and quality and location differentials; and

•	future development and operating costs.
     Although we believe the Cawley, Gillespie & Associates, Inc. reserve estimates are reasonable based on the information available to them at the time they prepare their estimates, our actual results could vary materially from these estimated quantities of proved oil and natural gas reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, these estimates of proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development activities, prevailing oil and natural gas prices, operating and development costs and other factors.
     Finally, recovery of proved undeveloped reserves generally requires significant capital expenditures and successful drilling operations. At December 31, 2005, approximately 49% of our estimated proved reserves were classified as undeveloped. At December 31, 2005, we estimated that it would require additional capital expenditures of approximately $122 million to develop our proved undeveloped reserves. The estimates for our proved reserves assume that we can and will make these expenditures and conduct these operations successfully, which may not occur.
We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.
     In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on the characteristics of the reservoir. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves and production will decline as reserves are produced.
     We may not be able to find, develop or acquire additional reserves to replace our current and future production. Accordingly, our future oil and natural gas reserves and production and therefore our future cash flow and income, are dependent upon our success in economically finding or acquiring new reserves and efficiently developing our existing reserves.
     Our reserves in the Gulf Coast have high initial production rates followed by steep declines in production, resulting in a reserve life for wells in this area that is shorter than the industry average. This production volatility has impacted and, in the future, may continue to impact our quarterly and annual production levels.
     We generally must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. Without successful drilling and exploration or acquisition activities, our reserves and revenues will decline rapidly. We may not be successful in extending the reserve life of our properties generally and our Gulf Coast properties in particular. Our current strategy includes increasing our reserve base through drilling activities on our existing Gulf Coast properties and properties located in our other core areas, which have historically had longer-lived reserves. Our existing and future exploration and development projects may not result in significant additional reserves and we may not be able to drill productive wells at economically viable costs.

     Our future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas and our success in finding and producing new reserves. If our revenues were to decrease as a result of lower oil and natural gas prices, decreased production or otherwise, and our access to capital were limited, we would have a reduced ability to replace our reserves or to maintain production at current levels, potentially resulting in a decrease in production and revenue over time.
Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.
     Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover our drilling or completion costs or to be economically viable. Our use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil and natural gas will be present or, if present, whether oil and natural gas will be present in commercial quantities. The analysis that we perform using data from other wells, more fully explored prospects and/or producing fields may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of oil and natural gas and, therefore, we may not achieve a targeted rate of return or have a positive return on investment.
The unavailability or high cost of drilling rigs, equipment, supplies, insurance, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.
     Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies, insurance or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. As a result of increasing levels of exploration and development activities in response to strong prices of oil and natural gas, the demand for oilfield services has risen, and the costs of these services are increasing, while the quality of these services may suffer. If the unavailability or high cost of drilling rigs, equipment, supplies, insurance or qualified personnel were particularly severe in Texas and Oklahoma, we could be materially and adversely affected because our operations and properties are concentrated in those areas.
The marketability of our oil and natural gas production depends on services and facilities that we typically do not own or control. The failure or inaccessibility of any such services or facilities could result in a curtailment of our production and revenues.
     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. We generally deliver natural gas through gathering systems and pipelines that we do not own under interruptible or short term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. If any of the pipelines or other facilities that we use become unavailable, we would be required to find a suitable alternative to transport and process the natural gas that we produce, which could increase our costs and reduce the revenues we might obtain from the sale of our natural gas. For example, Hurricane Rita disrupted the operations of natural gas pipelines and fractionators and required the evacuation of personnel required to oversee some of our facilities in the Gulf Coast area. As a result of these disruptions, we were forced temporarily to curtail some of our production in our onshore Gulf Coast province for approximately six days.
Lower oil and natural gas prices may cause us to record ceiling limitation write-downs, which would reduce our stockholders’ equity.
     We use the full cost method of accounting to account for our oil and natural gas investments. Accordingly, we capitalize the cost to acquire, explore for and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized cost of oil and natural gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or the fair market value of our unproved properties. If the net capitalized costs of our oil and natural gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation write-down.” The risk that we will be required to write down the carrying value of our oil and natural gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of our oil and natural gas properties is not reversible at a later date. Write-downs required by full cost method of accounting do not impact our cash flow from operating activities, but do reduce our net income and stockholders’ equity.
We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.
     Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as:
•	fires;

•	natural disasters;

•	formations with abnormal pressures;

•	blowouts, cratering and explosions; and

•	pipeline ruptures and spills.
     Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.
We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.
     We maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of insurance is excessive relative to the risks presented. If an event occurs that is not covered, or not fully covered, by insurance, it could harm our financial condition, results of operations and cash flows. In addition, we cannot fully insure against pollution and environmental risks.
We cannot control activities on properties we do not operate. Failure to fund capital expenditure requirements may result in reduction or forfeiture of our interests in some of our non-operated projects.
     We do not operate some of the properties in which we own an interest and we have limited ability to exercise influence over the operations or the costs associated with operating these properties. As of December 31, 2005, approximately 31% of our oil and natural gas properties, based on pre-tax PV10% value, were operated by other companies. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted return on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator’s expertise and financial resources, approval of other participants for drilling wells and utilization of technology.
     When we are not the majority owner or operator of a particular oil or natural gas project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.
Our future operating results may fluctuate and significant declines in them would limit our ability to invest in projects.
     Our future operating results may fluctuate significantly depending upon a number of factors, including:
•	industry conditions;

•	prices of oil and natural gas;

•	rates of drilling success;

•	capital availability;

•	rates of production from completed wells; and

•	the timing and amount of capital expenditures.
     This variability could cause our business, financial condition and results of operations to suffer. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our ability to invest and participate in other economically attractive projects.
Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.
     In an attempt to reduce our sensitivity to oil and natural gas price volatility, we enter into hedging arrangements with respect to a portion of expected production, such as the use of derivative contracts that generally result in a fixed price or a range of minimum and maximum price limits over a specified time period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Derivative Instruments and Hedging Activities.”
     Our hedging activities expose us to the risk of financial loss in certain circumstances. For example, if we do not produce our oil and natural gas reserves at rates equivalent to our derivative position, we would be required to satisfy our obligations under those derivative contracts on potentially unfavorable terms without the ability to offset that risk through sales of comparable quantities of our own production. This situation occurred during portions of 2000, due in part to our sale of certain producing reserves in mid-1999 and reduced our cash flow in 2000 by approximately $1 million. Additionally, because the terms of our derivative contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation and marketing costs to delivery points, substantial differences between the prices we receive pursuant to our derivative contracts and our actual results could harm our profit margins and our ability to manage the risk associated with fluctuations in oil and natural gas prices. We also could be financially harmed if the counter parties to our derivative contracts prove unable or unwilling to perform their obligations under such contracts. Additionally, in the past, some of our derivative contracts required us to deliver cash collateral or other assurances of performance to the counter parties if our payment obligations exceeded certain levels. Future collateral requirements are uncertain but will depend on arrangements with our counter parties and highly volatile oil and natural gas prices.
We face significant competition and many of our competitors have resources in excess of our available resources.
     We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production. We face intense competition from a large number of independent, technology-driven companies as well as both major-integrated and other independent oil and natural gas companies in a number of areas such as:
•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production; and

•	seeking to acquire the equipment and expertise necessary to operate and develop those properties.
     Many of our competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could harm our business.
We are subject to various governmental regulations and environmental risks that may cause us to incur substantial costs.
     From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations or the effect of these adoptions and interpretations may have on our business or financial condition.

     Our business is subject to laws and regulations promulgated by federal, state and local authorities, including the FERC, the EPA, the Texas Railroad Commission, the TCEQ and the Oklahoma Corporation Commission, relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.
     Our operations are subject to complex federal, state and local environmental laws and regulations, including CERCLA, RCRA, OPA and the Clean Water Act. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.
We depend on our key management personnel and technical experts and the loss any of these individuals could adversely affect our business.
     If we lose the services of our key management personnel or technical experts or are unable to attract additional qualified personnel, our business, financial condition, results of operations, exploration and development efforts and ability to grow could suffer. We have assembled a team of geologists, geophysicists and engineers who have considerable experience in applying 3-D seismic imaging technology to explore for and to develop oil and natural gas. We depend upon the knowledge, skill and experience of these experts to provide 3-D seismic imaging and to assist us in reducing the risks associated with our participation in oil and natural gas exploration and development projects. In addition, the success of our business depends, to a significant extent, upon the abilities and continued efforts of our management, particularly Ben M. Brigham, our Chief Executive Officer, President and Chairman of the Board. We have an employment agreement with Mr. Brigham, but do not have an employment agreement with any of our other employees.
The market price of our common stock is volatile.
     The trading price of our common stock and the price at which we may sell securities in the future is subject to large fluctuations in response to any of the following:
•	limited trading volume in our stock;

•	changes in government regulations;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general market conditions;

•	the prices of oil and natural gas;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	other events.
Our common stock price may decline when our financial results decline or when events occur that are adverse to us, our industry, or the equity markets.
     You can expect the market price of our common stock to decline when our financial results decline or otherwise fail to meet the expectations of the financial community or the investing public or at any other time when events actually or potentially adverse to us or the oil and natural gas industry or the economy occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.
We do not intend to pay any dividends on our common stock.
          We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion.
Our shares that are eligible for future sale may have an adverse effect on the price of our common stock.
          Sales of substantial amounts of common stock, or a perception that such sales could occur, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities. Certain of our stockholders own 16.6% of our outstanding common stock. All of these shares have are being registered under the Securities Act pursuant to a registration statement and all or a portion of their shares may be sold.
Certain of our affiliates control a substantial portion of our outstanding common stock, which may affect your interests as a noteholder or stockholder.
     Our directors, executive officers and 10% or greater stockholders, and certain of their affiliates, beneficially own a substantial portion of our outstanding common stock. Accordingly, these stockholders, as a group, may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of our common stock may be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control. Moreover, the interests of these stockholders could conflict with the noteholders. For example, our stockholders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to noteholders.
Certain anti-takeover provisions may adversely affect your rights as a noteholder or stockholder.
     Our certificate of incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. In addition, our Series A preferred stock and our senior credit agreement contain terms restricting our ability to enter into change of control transactions, including requirements to redeem or repay our outstanding Series A preferred stock and the amounts borrowed under our senior credit agreement upon a change in control. These provisions, alone or in combination with the other matters described in the preceding paragraph may discourage transactions involving actual or potential changes in our control. We are also subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

SELLING STOCKHOLDERS
This prospectus relates to shares of Common Stock that have been acquired by the Selling Stockholders named below pursuant to the Plan. Each of the Selling Stockholders is a director of the Company. The following table sets forth:
•	The nature of any material relationship that such Selling Stockholder has had with us for the past three years;

•	the number of shares of Common Stock each Selling Stockholder beneficially owned as of May 31, 2006;

•	the number of shares of Common Stock acquired by each Selling Stockholder pursuant to the Plan and being registered under this Registration Statement, some or all of which shares may be sold pursuant to this prospectus; and

•	the number of shares of Common Stock and the percentage, if 1% or more, of the total class of Common Stock outstanding to be beneficially owned by each Selling Stockholder following this offering, assuming the sale pursuant to this offering of all shares acquired by such Selling Stockholder pursuant to the Plan and registered under this Registration Statement.
There is no assurance that any of the Selling Stockholders will sell any or all of the shares offered by them under this Registration Statement. The address of each Selling Stockholder is c/o Brigham Exploration Company, 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

	Number of Shares	Number of Shares	Percentage of Shares
Selling Stockholder	Beneficially Owned	Being Registered	Beneficially Owned
			Before	After
			Offering	Offering

Harold Carter(1)	315,693	500	*	*

Stephen Reynolds(1)	69,027	500	*	*

Hobart Smith(1)	6,000	6,000	*	*

*	Represents less than 1%.
(1)	Mr. Carter, Mr. Reynolds and Mr. Smith are all directors of the Company.

USE OF PROCEEDS
We will not receive any proceeds from sales by the selling stockholders.

PLAN OF DISTRIBUTION
          Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. We will not receive any proceeds from sales of any shares by Selling Stockholders. The term “Selling Stockholders” includes the selling stockholders listed in the table above and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Stockholder. The Selling Stockholders or their pledgees, donees, transferees or other successors in interest may sell shares pursuant to this prospectus from time to time:
•	in transactions (including one or more block transactions) on the NASDAQ National Market;

•	in the public market off the NASDAQ;

•	in privately negotiated transactions;

•	through put or call options transactions relating to the shares; or

•	in a combination of such transactions.
          Each sale may be made either at the market price prevailing at the time of sale or at a negotiated price. Sales may be made through brokers or to dealers, and such brokers or dealers may receive compensation in the form of commissions or discounts not exceeding those customary in similar transactions. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder.
          The Selling Stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a Selling Stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a Selling Stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.
          In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed brokers or dealers.

FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.
     These forward-looking statements include, among others, the following:
•	our growth strategies;

•	our ability to successfully and economically explore for and develop oil and gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our exploration and development activities;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.
These statements may be found under “Risk Factors” and other places. Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We have agreed that, if we are not subject to the informational requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 at any time while the notes constitute “restricted securities” within the meaning of the Securities Act, we will furnish to holders and beneficial owners of the notes and to prospective purchasers designated by such holders the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes. You may request a copy of our filings at no cost, by writing or telephoning us at the following address: Brigham Exploration Company, 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730.
INCORPORATION OF DOCUMENTS BY REFERENCE
     This prospectus incorporates documents and important information, by reference that is not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.
     We incorporate by reference:
•	Our Annual Report on Form 10-K for the year ended December 31, 2005, previously filed with the Securities and Exchange Commission.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, previously filed with the Securities and Exchange Commission.

•	Our Current Reports on Form 8-K filed on February 16, 2006, February 22, 2006, February 23, 2006, March 21, 2006, April 4, 2006, April 5, 2006, April 14, 2006, April 24, 2006, May 3, 2006, May 19, 2006 and June 1, 2006.
     All documents and reports that we file with the Securities and Exchange Commission after the date of this prospectus and before the termination of the exchange offer shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
EXPERTS
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on the Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     Cawley, Gillespie & Associates, Inc., independent petroleum consultants, estimated our reserves as of December 31, 2005, 2004 and 2003 and the present value of the estimated future net revenues from those estimated reserves included in this document.

These estimates are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.
LEGAL MATTERS
          Certain legal matters in connection with the securities offered pursuant to this prospectus have been passed upon by Thompson & Knight L.L.P., Dallas, Texas.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
The following documents filed by the Company with the SEC pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 1, 2006;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 8, 2006;

•	Our Current Reports on Form 8-K filed on February 16, 2006, February 22, 2006, February 23, 2006, March 21, 2006, April 4, 2006, April 5, 2006, April 14, 2006, April 24, 2006, May 3, 2006, May 19, 2006 and June 1, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934 on April 25, 1997.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.
Item 4. Description of Securities.
Not applicable.
Item 5. Interests of Named Experts and Counsel.
Not Applicable.
Item 6. Indemnification of Directors and Officers.
               In accordance with Section 102(b)(7) of the General Corporation Law of the State of Delaware, our Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of our Board of Directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the Delaware General Corporation Law) or (4) for any transaction from which the director derived an improper personal benefit.
               Under Section 145 of the Delaware General Corporation Law, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
               In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.
               Section 145 of the Delaware General Corporation Law further provides that to the extent one of our directors or officers has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.
     We also have the power to purchase and maintain insurance on behalf of any person covering any liability incurred in that person’s capacity as a director, officer, employee or agent of the corporation, or arising out of that person’s status as such, whether or not we would have the power to indemnify against the liability.
     The Certificate of Incorporation and Bylaws provide that we will indemnify our officers and directors and former officers and directors against any expenses, judgments or settlement payments sustained or paid by such persons as a result of having acted as one of our officers or directors, or, at our request, as an officer, director, agent or employee of another business entity. The Certificate of Incorporation and Bylaws further provide that we may, by action of our Board of Directors, provide indemnification to our employees and agents, individually or as a group, with the same scope and effect as the indemnification of directors and officers.
     Each Indemnity Agreement between us and our executive officers provides for the indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the corporation or by third parties by reason of a person serving as one of our officers or directors.
Item 7. Exemption from Registration Claimed.
     The issuances were made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, contained in Section 4(2) thereof, covering transactions not involving any public offering or not involving any “offer” or “sale.”
Item 8. Exhibits.

Number	Description

4.1	Brigham Exploration Company 1997 Director Stock Option Plan (filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

5.1*	Opinion of Thompson & Knight LLP

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Cawley Gillespie & Associates, Inc.

23.3*	Consent of Thompson & Knight LLP (contained in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.

Item 9. Undertakings.
The undersigned registrant hereby undertakes:
     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.
     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (d) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin and State of Texas on the 1st day of June, 2006.

BRIGHAM EXPLORATION COMPANY

By:	/s/ Ben M. Brigham

Ben M. Brigham
Chairman of the Board, President
and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Ben “Bud” M. Brigham and Eugene B. Shepherd, Jr., and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Ben M. Brigham	Chief Executive Officer, President,	June 1, 2006
Ben M. Brigham	Chairman of the Board and Director (Principal Executive Officer)

/s/ Eugene B. Shepherd, Jr.	Chief Financial Officer	June 1, 2006
Eugene B. Shepherd, Jr.	(Principal Financial and Accounting Officer)

/s/ David T. Brigham	Director	June 1, 2006
David T. Brigham

/s/ Harold D. Carter	Director	June 1, 2006
Harold D. Carter

/s/ Stephen C. Hurley	Director	June 1, 2006
Stephen C. Hurley

/s/ Stephen P. Reynolds	Director	June 1, 2006
Stephen P. Reynolds

/s/ Hobart A. Smith	Director	June 1, 2006
Hobart A. Smith

/s/ Steven A. Webster	Director	June 1, 2006
Steven A. Webster

/s/ R. Graham Whaling	Director	June 1, 2006
R. Graham Whaling

Index to Exhibits

Number	Description

4.1	Brigham Exploration Company 1997 Director Stock Option Plan (filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

5.1*	Opinion of Thompson & Knight LLP

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Cawley Gillespie & Associates, Inc.

23.3*	Consent of Thompson & Knight LLP (contained in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.